

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

Mary Doyle
Chief Financial Officer
Great Ajax Corp.
13190 SW 68th Parkway, Suite 110
Tigard, Oregon 97223

> **Re: Great Ajax Corp.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 4, 2022**
> **File No. 001-36844**

Dear Mary Doyle:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2021

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Investments in Beneficial Interests, page F-18

1. We note your accounting policy for your Investments in Beneficial Interests. Please address the following:
   - Please clarify for us and in your filing how you account for these investments upon initial recognition. In this regard, we note your disclosure on page F-31 which states that that you have either sponsored or contributed assets to the securitization trusts. Within your response and your revised disclosure, please address the accounting for situations when you have sponsored the securitization trust and situations when you have contributed assets to the securitization trust, if accounting for such transactions is different. Please refer to ASC 325-40-30.
   - We note your tables on pages F-31 that includes beneficial interests in securitization

trusts within your total investments at *fair value*. Please clarify for us and in your filing if the investments in beneficial interests are subsequently measured at fair value or at some other value. Please refer to ASC 325-40-35.

- To the extent you record these investments at fair value, please tell us how you determined it was unnecessary to provide quantitative information about the significant unobservable inputs used in the fair value measurement of these investments. Please refer to ASC 820-10-50-2(bbb).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction